BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company” – BM&FBovespa: BRFS3; NYSE: BRFS "), pursuant to CVM Instruction 358 of January 3, 2002, hereby informs its shareholders and the market in general that, on this date, through its subsidiary BRF GmbH, it has signed with Singapore Food Industries Pte. Ltd. (“SFI”) documents for the formation of a joint venture in Singapore and an acquisition of 49% of the shares of a new company to be formed by SFI namely SATS BRF Food Pte. Ltd. (“SATS BRF”), for the purchase price of approximately USD 19.0 million (“Transaction”). SFI is a wholly owned subsidiary of SATS Ltd., which is the leading provider of gateway services and food solutions in Asia, and listed on the Singapore Exchange (“SGX”).

In the context of the Transaction, SFI shall contribute to SATS BRF its food   distribution business, which will include: (a) sublease of two meat processing facilities and a warehouse; (b) the machinery related to such processing facilities; (c) a license agreement for the use of certain brands and trademarks in Singapore.

Leveraging on (i) BRF´s fully integrated supply, go-to-market operations, product development and global branding capabilities as well as (ii) SATS’ domain knowledge of Asian local markets and state-of-the-art production facilities, SATS BRF will focus on expanding supply of high value added, semi-processed meat and further processed food products, initially for the Singapore market.

The completion of the Transaction is subject to the compliance of the parties with the precedent conditions.

The Transaction is in line with BRF's strategic plan of globalizing the Company by means of reaching local markets, strengthening BRF's brands and distributing and expanding its product portfolio around the globe.

São Paulo, April 16, 2015.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer